UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

GEOMET, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

GeoMet, Inc. Common Stock, par value $0.001 per share

(Title of Class of Securities)

37250U 201

(CUSIP Number of GeoMet, Inc. Common Stock)

Copies to:
J. Darby Seré	Harry R. Beaudry
Chairman of the Board, Chief Executive Officer, President	Thompson & Knight LLP
GEOMET, INC.	333 Clay Street, Suite 3300
909 Fannin St., Suite 1850	Houston, Texas 77002
Houston, Texas 77010	(713) 654-8111
(713) 659-3855
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$77,749	$6.00

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that 98,416 restricted shares of the Issuer’s common stock are issued in exchange for 566,968 options to purchase the Issuer’s common stock outstanding under the GeoMet, Inc. 2006 Long-Term Incentive Plan and the GeoMet, Inc. 2005 Stock Option Plan that will be eligible for tender pursuant to the offer. These restricted shares have an aggregate value of $77,749 based on a price per share of GeoMet, Inc. common stock of $0.79, the last trading price of the Issuer’s common stock as reported on The Nasdaq Global Market on December 3, 2010.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction (prorated for amounts less than one million).

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$6.00
Form or Registration No.:	005-81947
Filing party:	GeoMet, Inc.
Date filed:	December 7, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by GeoMet, Inc., a Delaware corporation (“GeoMet”) with the Securities and Exchange Commission on December 7, 2010. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 1 amends and restates only the item of the Schedule TO that is being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 1 is the final amendment to the Schedule TO and reports the results of the tender offer. This Amendment No. 1 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

“The option exchange offer expired on January 5, 2011 at 5:00 p.m. Central Time. Pursuant to the terms and conditions of the option exchange offer, GeoMet accepted for exchange eligible options to purchase an aggregate of 566,968 shares of GeoMet common stock, representing 100% of the total number of eligible options. All surrendered options were cancelled effective as of January 5, 2011. In exchange therefor, GeoMet granted a total of 98,416 shares of Restricted Stock under the 2006 Plan.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

GEOMET, INC.

By:	/s/ J. Darby Seré

Name:	J. Darby Seré
Title:	Chairman of the Board, Chief Executive Officer, and President

Date: January 7, 2011